UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2022

Commission file number 001-14184

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B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

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20 Freiman Street, Rishon LeZion, 7535825, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

Attached hereto are the following exhibits:

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual Meeting of the Shareholders to be held on December 15, 2022.
99.2	Form of Proxy Card.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)
By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: November 3, 2022

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual Meeting of the Shareholders to be held on December 15, 2022.
99.2	Form of Proxy Card.